SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No X
                                      ---   ---

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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            (A PUBLICLY-HELD COMPANY)
                               NIRE 53.30000.580-0
                          CNPJ/MF NO 02.558.132/0001-69

          MINUTES OF THE EXTRAORDINARY AND SPECIAL SHAREHOLDERS MEETING


Held on December 13, 2001

1. - DATE, TIME AND LOCATION OF THE MEETING: The meeting was held at 09:00 AM of December 13, 2001, at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia, in the Federal District of Brazil. 2. -
INVITATION: the Call for Attendance was published in the DIARIO OFICIAL DO DISTRITO FEDERAL ("The Initial Call") of Nov. 19 (on page 52), Nov. 20 (on page
40) and Nov. 22 (on page 79), and as a "Second Call" on the issues of Dec. 05 (on page 56), Dec. 06 (on page 84) and Dec. 07 (on page 72); it was also published in the GAZETA MERCANTIL ("The Initial Call") of Nov. 19 (on page A-6), Nov. 20 (on page A-6) and Nov. 21 (on page C-5), and as a "Second Call" on the issues of Dec. 05 (on page B-3), Dec. 06 (on page C-3) and Dec. 07 (on page B-2). 3. - THE TABLE: President: Sr. Mario Cesar Pereira de Araujo; Secretary:
Sr. Arthur Antonio Magalhaes Fonseca. 4. - OUTSET AND ATTENDENCE: The assembly began after the second call, in the presence of shareholders representing the minimum required quorum as confirmed by signatures on the shareholders attendance book, and Mr. AUREO MONTEIRO DE MORAES, the Company's Fiscal Advisor, as provided by dispositions under Article 164 of Brazilian Law number 6404/76.
5. - ORDER OF THE DAY: (i) to alter Article 1 of the Company's bylaws so as to include NORTE BRASIL TELECOM S.A. as one of the Holding Company's controlled company; (ii) to alter items I, II, IV, V, VI, VII, VIII and IX of Article 2 of the Company's bylaws, also including items X, XI, XII and XIII; (iii) to alter
Article 18 of the Company's bylaws so as to mention that the Company's Administration Council shall henceforward be formed by a minimum of 5 (five) and a maximum of 7 (seven) members; (iv) to alter Article 22 of the Company's bylaws so as to reflect the creation of the position designated as "Engineering Director" and the change in the designation of positions "Network and Operations Director" and "Finance and Information-Technology Director"; and (v) to alter
Article 29 of the Company's bylaws so as to modify the frequency of the Statutory Audit Committee regular meetings, which shall henceforward take place quarterly. 6. - DELIBERATIONS: After discussion of the subjects the attending shareholders voted and unanimously decided for the following: (A) approving of the alteration made to the text under Article 1 of the Company's bylaws so as to include NORTE BRASIL TELECOM S.A. as one the Holding Company's controlled company. In conformity with the present deliberation, Article 1 of the Company's bylaws shall henceforward be effective as follows: "ARTICLE 1 - TELE CENTRO OESTE CELULAR PARTICIPACOES S/A IS A PUBLICLY-HELD COMPANY CONTROLLING THE FOLLOWING CARRIERS OF CELLULAR MOBILE SERVICES ("SMC"): TELEBRASILIA CELULAR S/A, TELEGOIAS CELULAR S/A, TELEMS CELULAR S/A, TELEMAT CELULAR S/A, TELEACRE

CELULAR S/A AND TELERON CELULAR S/A, CARRIERS OF "SMC" IN BAND A, CONCESSION AREA 7, AND NBT-NORTE BRASIL TELECOM S.A, CARRIER OF "SMC" IN BAND B, CONCESSION AREA 8."; (B) approving of the alterations made to items I, II, IV, V, VI, VII, VIII and IX of Article 2 of the Company's bylaws, and of the inclusion of items X, XI, XII and XIII of Article 2 of the Company's bylaws, in order to (i) allow the Company to provide services described as its corporate purpose directly or through its controlled companies; (ii) include as an additional corporate purpose the provision of activities associated with the ones currently provided; and (iii) adapt the text of the respective items correspondingly. In conformity with the present deliberation, Article 2 of the Company's bylaws shall henceforward be effective as follows: "ARTICLE 2 - THE COMPANY HAS AS CORPORATE
PURPOSE: I. TO EXERCISE CONTROL ON THE CARRIERS OF CELLULAR MOBILE SERVICES IN CONCESSION AREAS 7 AND 8; II. TO PROMOTE THE EXPANSION AND THE IMPLEMENTATION OF MOBILE TELEPHONING SERVICES IN EACH OF ITS CONTROLLED COMPANIES' RESPECTIVE CONCESSION AREAS, EITHER DIRECTLY OR THROUGH ITS CONTROLLED OR ASSOCIATED COMPANIES; III. TO PROMOTE, TO ACCOMPLISH AND TO COORDINATE THE RAISING OF FUNDS FROM INTERNAL AND EXTERNAL SOURCES, TO BE USED BY THE COMPANY OR BY ITS CONTROLLED COMPANIES; IV. TO FOSTER RESEARCH AND DEVELOPMENT ACTIVITIES AIMING TO IMPROVE THE TELECOMMUNICATIONS INDUSTRY, INCLUDING BUT NOT LIMITED TO THE MOBILE TELEPHONING SEGMENT; V. TO PROVIDE TECHNICAL AND CONSULTING SERVICES IN THE TELECOMMUNICATIONS AND IN THE FINANCIAL AREAS, AS WELL AS IN AREAS RELATED TO THE INTERNET, INFORMATION TECHNOLOGY AND INVESTOR-RELATIONS, EITHER DIRECTLY OR THROUGH ITS CONTROLLED OR ASSOCIATED COMPANIES; VI. TO FOSTER AND TO
COORDINATE THE EDUCATION AND TRAINING OF PERSONNEL REQUIRED BY THE TELECOMMUNICATIONS SECTOR, DIRECTLY OR THROUGH ITS CONTROLLED OR ASSOCIATED COMPANIES, INCLUDING BUT NOT LIMITED TO THE MOBILE TELEPHONING SEGMENT; VII. TO IMPORT AND EXPORT GOODS AND SERVICES, DIRECTLY OR IN ASSOCIATION WITH THIRD-PARTIES, FOR ITSELF, FOR ITS CONTROLLED AND ASSOCIATED COMPANIES; VIII. TO PROVIDE TELECOMMUNICATIONS AND RELATED SERVICES, INCLUDING BUT NOT LIMITED TO THE CELLULAR MOBILE SERVICE, THE PERSONAL MOBILE SERVICE, THE SPECIALIZED LIMITED SERVICE, THE SPECIALIZED MOBILE SERVICE, THE MULTIMEDIA COMMUNICATIONS SERVICE, THE COMMUTED FIXED TELEPHONING SERVICE AND THE GLOBAL MOBILE SERVICE USING NON-GEOSTATIONARY SATELLITES; IX. TO COMMERCIALIZE FOREIGN SATELLITES' CAPACITIES IN BRAZIL AND TO EXPLOIT BRAZILIAN SATELLITES FOR TRANSPORTATION OF TELECOMMUNICATIONS SIGNALS; X. TO PROVIDE VALUE-ADDED SERVICES INCLUDING BUT NOT LIMITED TO INTERNET-ACCESS SERVICES USING FIXED TELEPHONE LINES OR CELLULAR NETWORKS, AS WELL AS CABLE TELEVISION AND WIRELESS, PRIVATE OR ANY OTHER TYPE OF NETWORKS; XI. TO PROVIDE TELECOMMUNICATIONS CAPACITY, MEANS AND SERVICES TO COMPANIES WHICH HAVE BEEN DULY AUTHORIZED AND GRANTED PERMISSION OR CONCESSION TO EXPLOIT TELECOMMUNICATIONS AND TO PROVIDERS OF VALUE-ADDED SERVICES; XII. TO PARTICIPATE IN THE CAPITAL OF OTHER CIVIL OR BUSINESS-RELATED ORGANIZATIONS EITHER AS SHAREHOLDING PARTY, QUOTA-HOLDER OR PARTNER, AS WELL AS IN CONSORTIUMS; XIII. TO EXERCISE OTHER ACTIVITIES RELATED TO ITS CORPORATE PURPOSE."; (C) approving of the alteration made to Article 18 of the Company's bylaws, so as to mention that the Company Board will henceforward be formed by a minimum of 5 (five) and a maximum of 7 (seven) members, elected by a General Assembly. In conformity with the present deliberation Article 18 of the
Company's bylaws shall remain in effect as follows: "ARTICLE 18 - THE ADMINISTRATION COUNCIL SHALL BE FORMED BY A MINIMUM OF 5 (FIVE) AND A MAXIMUM OF 7 (SEVEN) MEMBERS ELECTED BY A GENERAL ASSEMBLY." (D) approving of the alteration made to Article 22 of the Company's bylaws, so as to include the following: (i) the creation of the position of Engineering Director; (ii) the alteration in the designation of positions "Network and Operations Director" and "Finance and Information-Technology Director" to "Coordination and Operations Director" and "Finance Director", respectively; and (iii) the attribution to the President of the responsibilities of Head of Investor Relations. In conformity with the present deliberation, Article 22 of the Company's bylaws shall henceforward be effective as follows: "ARTICLE 22 - THE BOARD SHALL BE FORMED BY 1 (ONE) PRESIDENT AND 5 (FIVE) DIRECTORS DESIGNATED AS HEAD OF OPERATIONS COORDINATION, ENGINEERING DIRECTOR, BUSINESS DIRECTOR, FINANCE DIRECTOR AND MANAGEMENT AND HUMAN RESOURCES DIRECTOR, ELECTED AND REMOVABLE FROM OFFICE AT ANY TIME BY THE ADMINISTRATION COUNCIL. - THE PRESIDENT SHALL ASSUME THE RESPONSIBILITIES OF HEAD OF INVESTOR RELATIONS. (E) approving of the alteration made to the text under Article 29 of the Company's bylaws, so as to change the frequency of the Company's Statutory Audit Committee regular meetings, which shall henceforward be held quarterly. In conformity with the present deliberation, Article 29 of the Company's bylaws shall henceforward be effective as follows: "ART. 29 - THE STATUTORY AUDIT COMMITTEE SHALL MEET REGULARLY ONE TIME EVERY 3 (THREE) MONTHS AND, EXTRAORDINARILY WHENEVER NECESSARY." 7. -
CLOSING: With no further issues to address, the Meeting was closed and the present minutes were drawn, read and considered appropriate and signed by the members. Brasilia-DF, December 13, 2001. I certify that the present document is a true copy of its original, drawn in the Company's minute book.


MARIO CESAR PEREIRA DE ARAUJO               ARTHUR A. MAGALHAES FONSECA
President                                   Secretary


                                  SHAREHOLDERS



                        --------------------------------
                                    BID S.A.
                        P.P. REINALDO FELISBERTO DAMACENA



                        --------------------------------
                                   MLC LIMITED
                          STATE STREET EMERGING MARKETS
            F&C EMERGING MARKETS UMBRELLA FUND - BRAZILIAN PORTFOLIO
                    P.P. GEORGE WASHINGTON TENORIO MARCELINO

                                  SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: December 14, 2001          By:     /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President